FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 For the fiscal year ended DECEMBER 31, 1995 .
                      ------------------------------------

                                       OR

[    ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from        to

Commission file number 0-24960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Covenant Transport, Inc.
                               1320 E. 23rd Street
                          Chattanooga, Tennessee 37404

                              REQUIRED INFORMATION

                            COVENANT TRANSPORT, INC.

                         401(k) and PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1995 and 1994
                                      with

                        Report of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

Covenant Transport, Inc.
401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995 and for the period from August 4, 1994 (inception) to December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995 and for the period from August 4, 1994 (inception) to December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Knoxville, Tennessee
June 14, 1996

COVENANT TRANSPORT, INC.

401(k) and PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                                                            1995            1994


Cash ...........................................      $     --        $      247


Investments ....................................       1,638,208         349,298


Contributions receivable:

   Employer ....................................           4,910           7,069

   Employees ...................................          14,602          24,702
                                                      ----------      ----------


Net assets available for plan benefits .........      $1,657,720      $  381,316
                                                      ==========      ==========




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Plan Benefits

FOR THE YEAR  ENDED  DECEMBER  31,  1995 AND THE  PERIOD  FROM  AUGUST  4,  1994
(INCEPTION) TO DECEMBER 31, 1994

                                                                     1995         1994

Additions to net assets:

    Dividends ..............................................   $   18,699   $      291
    Realized gains or losses on investments ................       57,707         --
    Unrealized net appreciation in fair value of investments       64,002         --

    Contributions:

       Employer ............................................      291,078       89,995

       Employees ...........................................      935,092      294,514
                                                               ----------   ----------


           Total contributions .............................    1,226,170      384,509
                                                               ----------   ----------


           Total additions .................................    1,366,578      384,800


Deductions from net assets:

    Net depreciation in fair value of investments ..........         --         (3,484)
    Benefit payments .......................................       90,174         --
                                                               ----------   ----------

Net increase ...............................................    1,276,404      381,316

Net assets available for plan benefits:

    Beginning of year ......................................      381,316         --
                                                               ----------   ----------

    End of year ............................................   $1,657,720   $  381,316
                                                               ==========   ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Notes to Financial Statements

1.   DESCRIPTION OF PLAN:

     The following brief description of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     General - The Plan is a voluntary defined contribution savings plan covering substantially all employees of Covenant Transport, Inc. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Funding - The Plan is funded by employee and employer contributions. Participants may contribute up to, but not in excess of, 20% of their annual compensation. Covenant Transport, Inc. may make discretionary contributions to the plan not to exceed 6% of an employee's compensation. Annual additions to a participant's account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by Covenant Transport, Inc., cannot exceed certain levels established by federal tax codes.

     Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant vests 20 percent annually and is 100 percent vested after five years of credited service.

     Payment  of  Benefits  -  On  retirement  or  termination  of  service,   a
     participant may receive a lump-sum amount equal to the value of the vested portion of their account.

     Investment of Account - The Plan has five funds in which individual accounts may be invested. The funds are as follows:

         Fund A - SunTrust Employee Benefit Stable Asset Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of insurance company guaranteed investment contracts and short-term money market instruments.

         Fund B - STI Classic Investment Grade Bond Fund - This fund is managed by SunTrust Bank. The fund is a bond fund which invests primarily in government and corporate obligations.

         Fund C - STI Classic Value Income Fund - This fund is managed by SunTrust Bank. The fund is a stock fund which invests primarily in equity securities.

         Fund D - STI Classic Capital Growth Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of common stocks, warrants, and convertible securities which in the advisor's opinion are undervalued.

         Fund E - Covenant Transport 401(k) Unitized Stock Fund - This fund invests in the stock of Covenant Transport, Inc.

     Allocation of Benefits - The Plan instrument requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of principal, income and forfeitures. Employer voluntary contributions are allocated to all eligible employees based on the employees contributions for the period.

     Forfeitures - Forfeiture of a terminated participant's nonvested account occurs in plan years in which he receives a distribution of the full vested value as defined in the Plan document. Forfeitures are used to reduce the Company's future payments and are allocated in the same manner as matching employer contributions. Forfeitures for the years ended December 31, 1995 and 1994 were $1,344 and $0, respectively.

     Administrative Expenses - The administrative expenses paid by the Plan are reimbursed by the sponsor of the Plan, Covenant Transport, Inc.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     Method of Accounting - The Plan's financial statements have been prepared using the accrual basis of accounting.

     Investments - Investments are carried at fair value, as determined using the quoted market prices.

     Investment Income - The Plan presents, in the statements of changes in net assets available for plan benefits, the realized gains or losses and the unrealized appreciation (depreciation) in the fair value of its investments . Realized gains (losses) are computed using the weighted average price per share as the cost of the asset.

     Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

     Actual results could differ from these estimates.

3.   ADMINISTRATION:

     The Plan is administered by American National Bank & Trust Company, the Plan Trustee, who has overall responsibility for the investment of assets, accounting for financial transactions and distributions to participants.

4.   INVESTMENTS:

     Investments   held  at  December  31,  1995  and  1994,   including   those
     representing 5 percent or more of the Plan's net assets are as follows:

                                                                     1995         1994

SunTrust Employee Benefit Stable Asset Fund, 22,278 shares .   $  484,324   $  100,677

STI Classic Investment Grade Bond Fund, 17,407 shares ......      184,689       44,086

STI Classic Value Income Fund, 30,888 shares ...............      371,897       84,900

STI Classic Capital Growth Fund, 33,423 shares .............      451,884      115,653
Covenant Transport 401(k) Unitized Stock Fund, 22,669 shares      145,414        3,982
                                                               ----------   ----------
                                                               $1,638,208   $  349,298

     Realized gains and losses on investments for the year ended December 31, 1995, are as follows:



                                                            Aggregate              Aggregate       Net
                                                              Cost ..              Proceeds   Gain (Loss)

Bonds ...............................................................   $ 91,061   $ 93,490   $  2,429
Common stock ........................................................     97,626    155,413     57,787
Covenant Transport 401(k)

  Unitized stock fund ...............................................     26,806     24,297     (2,509)
                                                                        --------   --------   --------

       Total ........................................................   $215,493   $273,200   $ 57,707
                                                                        ========   ========   ========

5.   PARTICIPANT FUNDS:

     The participants can elect to have their accounts invested in any of five funds, as described in Note 1. An analysis of the changes in the separate funds is as follows for the years ended December 31, 1995 and 1994:



     1995                                       Fund A      Fund B     Fund C      Fund D     Fund E       Total
     Net appreciation (depreciation)           $ 16,842  $  10,679   $ 58,173    $ 70,159   $ (34,144)  $  121,709
     Dividends                                   -           7,008      8,048       3,643     -             18,699
     Contributions:

       Employer                                  88,111     30,355     54,862      72,246     45,504       291,078
       Employee                                 301,874    108,994    181,395     237,489    105,340       935,092
     Benefit payments                           (23,417)   (11,636)   (19,367)    (28,058)    (7,696)      (90,174)
     Transfers                                    (4,562)    (6,530)    1,049      (24,020)   34,063        -
                                               ---------  ---------  --------    ---------  -------- --------

     Net increase                               378,848    138,870    284,160     331,459    143,067     1,276,404
     Net assets available for plan benefits:
       Beginning of year                        111,962     48,123     91,742     124,886      4,603       381,316
                                               --------   --------   --------    --------   --------   -----------
       End of year                             $490,810   $186,993   $375,902    $456,345   $147,670    $1,657,720
                                               ========   ========   ========    ========   ========    ==========

1994                                     Fund A      Fund B       Fund C        Fund D     Fund E        Total
Net appreciation (depreciation) ......   $     799   $     (96)   $  (1,652)   $  (2,742)  $      207    $ (3,484)
Dividends ............................        --           186           63           42         --           291
Contributions:

  Employer ...........................      26,029      10,762       21,737       30,596          871      89,995

  Employee ...........................      83,861      37,701       72,726       98,282        1,944     294,514

Transfers ............................       1,273        (430)      (1,132)      (1,292)       1,581        --
                                         ---------   ---------    ---------    ---------    ---------   ---------
Net assets available for plan benefits   $ 111,962   $  48,123    $  91,742    $ 124,886    $   4,603   $ 381,316
                                         =========   =========    =========    =========    =========   =========

6.   PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

7.   FEDERAL INCOME TAXES:

     The Plan and its trust has obtained a favorable determination letter from the Internal Revenue Service. This letter confirms the exemption from federal income taxes under Sections 401(a) and 501(a) of the Internal Revenue Code.

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Item 27a - Schedule of Assets Held for Investment Purposes

DECEMBER 31, 1995


            (b)                                          (c)

Identity of issuer,                 Description of investment including                                        (e)
borrower, lessor,                   maturity date, rate of interest,                            (d)         Current
or similar party                    collateral, par or maturity value                          Cost
          Value

Suntrust Bank                       Employee Benefit Stable Asset Fund,
                                      22,278 shares                                        $  468,024       $  484,324

SunTrust Bank                       STI Classic Investment Grade Bond Fund,
                                      17,407 shares                                           175,046          184,689

SunTrust Bank                       STI Classic Value Income Fund,
                                      30,888 shares                                           353,304          371,897

SunTrust Bank                       STI Classic Capital Growth Fund,
                                      33,423 shares                                           411,419          451,884

Covenant Transport, Inc.            Covenant Transport 401(k) Unitized
                                      Stock Fund, 22,669 shares                               176,853          145,414
                                                                                          -----------        ---------
                                                                                           $1,584,646       $1,638,208

SEE ACCOMPANYING REPORT OF INDEPENDENT ACCOUNTANTS.

                                                             8

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Item 27d - Schedule of Reportable Transactions
FOR THE YEAR ENDED DECEMBER 31, 1995

1.   Single transactions exceeding 5% of total assets as of December 31, 1995.

                                                                                                (h)
                                                                                              Current
  (a)                                                                                         Value of              (i)
Identity                 (b)                     (c)            (d)          (g)              Asset on            Net
of  Party            Description               Purchase       Selling      Cost of            Transaction         Gain or
Involved             of Asset                  Price          Price        Asset              Date                (loss)

SunTrust Bank        Stable Asset Fund           $17,621          -           $17,621         $    -             $   -

SunTrust Bank        Value Income Fund            29,123          -            29,123              -                 -


2. Series of transactions of same issue exceeding 5% of total assets as of December 31, 1995.

                                                                                               (h)
                                                                                               Current
    (a)                                                                                        Value of              (i)
Identity                  (b)                      (c)           (d)          (g)              Asset on            Net
of  Party            Description               Purchase        Selling     Cost of             Transaction         Gain or
Involved             of Asset                  Price           Price       Asset               Date                (loss)

SunTrust Bank        Stable Asset Fund          $431,354      $   -          $431,354         $    -             $   -

SunTrust Bank        Stable Asset Fund             -             64,733        66,220             64,733             1,487

SunTrust Bank        Investment Grade
                        Bond Fund                158,704          -           158,704              -                 -

SunTrust Bank        Investment Grade
                        Bond Fund                  -             28,758        29,700             28,758               942

Covenant             401(k) Unitized
   Transport            Stock Fund               199,884          -           199,884              -                 -

Covenant             401)k) Unitized
   Transport            Stock Fund                  -            24,297        21,788             24,297             (2,509)



SEE ACCOMPANYING REPORT OF INDEPENDENT ACCOUNTANTS.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            COVENANT TRANSPORT, INC. 401(K) AND
                                            PROFIT SHARING PLAN

                                            COVENANT TRANSPORT, INC.

Date:    7/26/96

                                             By:/s/David R. Parker
                                                David R. Parker, Chairman,
                                                President, and Chief Executive
                                                Officer